EXCELLON

EXCELLON RESOURCES INC.
10 King Street East, Suite 200, Toronto, Ontario M5C 1C3

tel: 416 364-1130
fax: 416 364-6745

May 9th, 2019

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Excellon Resources Inc. (the 'Corporation')
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 ***Continuous Disclosure Obligations*** **('NI51-102')**

Following the annual meeting of shareholders of the Corporation, held on May 9th, 2019 (the 'Meeting') and in accordance with section 11.3 of NI51-102 we hereby advise you of the following voting results obtained at the Meeting:-

Item Voted Upon	Voting Results
1. Election of Directors nominated in the Corporation's management information circular dated March 24th, 2019 (the 'Circular')	* The nominees proposed by management were elected by ballot. Detailed voting results were as follows:

Name	Shares Voted For	Shares Withheld
André Y. Fortier	27,952,409 (99.40%)	168,349 (0.60%)
Alan R. McFarland	27,952,965 (99.40%)	167,793 (0.60%)
Oliver Fernández	25,635,798 (91.16%)	2,484,960 (8.84%)
Brendan T. Cahill	27,826,275 (98.95%)	294,483 (1.05%)
Jacques McMullen	27,967,775 (99.46%)	152,983 (0.54%)
Daniella Dimitrov	27,961,259 (99.43%)	159,499 (0.57%)
Laurence Curtis	27,809,599 (98.89%)	311,159 (1.11%)
Andrew Farncomb	27,969,775 (99.46%)	150,983 (0.54%)

Item Voted Upon	Voting Results
2. Re-appointment of PricewaterhouseCoopers, LLP as the Corporation's Auditors and authorization for the Board of Directors to fix their remuneration	* The resolution was approved by shareholders unanimously upon a show of hands, the proxy voting was 31,207,519 shares (99.72%) voted in favour and 88,686 votes (0.28%) withheld.

Yours faithfully,

EXCELLON RESOURCES INC.

"*Brendan T. Cahill*"

per: Brendan T. Cahill
President, Chief Executive Officer & Director